UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 14, 2022

Renovacor, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39271	83-3169838
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Broadway, Suite 310 Cambridge, Massachusetts	02139
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (610) 424-2650

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	RCOR	NYSE American LLC
Warrants to purchase one share of common stock at an exercise price of $11.50	RCOR.WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On October 14, 2022, Renovacor, Inc. (the “Company,” or “Renovacor”) updated information reflected in a slide presentation, which is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. Representatives of the Company will use the updated presentation in various meetings from time to time.

The information furnished pursuant to Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or Exchange Act, except as expressly set forth by specific reference in such filing.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction between Renovacor and Rocket Pharmaceuticals, Inc. (“Rocket”), Renovacor and Rocket have filed relevant materials with the SEC, including a Rocket registration statement on Form S-4 that includes a joint proxy statement of Renovacor and Rocket and also constitutes a prospectus of Rocket, and a definitive proxy statement will be mailed to stockholders of Renovacor and Rocket, respectively. INVESTORS AND SECURITY HOLDERS OF RENOVACOR AND ROCKET ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT HAS BEEN INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the joint proxy statement/prospectus and other relevant documents filed with the SEC (when available) from the SEC’s website at http://www.sec.gov. Copies of the documents filed with the SEC by Renovacor will be available free of charge on Renovacor’s internet website at www.renovacor.com under the tab “Investor & Media - Financials” or by contacting Renovacor’s Investor Relations Department at investors@renovacor.com. Copies of the documents filed with the SEC by Rocket will be available free of charge on Rocket’s internet website at www.rocketpharma.com under the tab “Investors - SEC Filings”.

Participants in the Solicitation

Renovacor, Rocket and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Renovacor or Rocket in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, have been set forth in the joint proxy statement/prospectus that has been filed with the SEC. Information regarding Renovacor’s directors and executive officers is contained in Renovacor’s definitive proxy statement, which was filed with the SEC on April 14, 2022, and Renovacor’s Current Reports on Form 8-K, filed with the SEC on March 28, 2022 and June 3, 2022 (as amended on June 24, 2022). Information regarding Rocket’s directors and executive officers is contained in Rocket’s definitive proxy statement, which was filed with the SEC on April 29, 2022. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Renovacor’s or Rocket’s security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the Investor Relations websites of Rocket or Renovacor as described above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction, Rocket has filed a registration statement on Form S-4 that includes a joint proxy statement of Renovacor and Rocket and also constitutes a prospectus of Rocket. INVESTORS AND SECURITY HOLDERS OF RENOVACOR AND ROCKET ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN AND WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Presentation of Renovacor, Inc., dated October 14, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RENOVACOR, INC.

Date: October 14, 2022	By:	/s/ Magdalene Cook, M.D.
President, Chief Executive Officer and Director

Exhibit 99.1 RENOVACOR CORPORATE PRESENTATION NYSE: RCOR October 2022

Forward Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this communication that do not relate to matters of historical fact should be considered forward-looking statements, including statements regarding the anticipated closing of and synergies related to the transaction, expectations concerning market position, future operations and other financial and operating information. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: uncertainties as to the timing of the consummation of the proposed transaction with Rocket Pharmaceuticals, Inc. (“Rocket”) and the ability of the parties to consummate the proposed transaction; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the approval of Renovacor’s and Rocket’s stockholders; any litigation related to the proposed transaction; disruption of Renovacor’s or Rocket’s current plans and operations as a result of the proposed transaction; the ability of Renovacor or Rocket to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; the ability of Rocket to successfully integrate Renovacor’s operations and technology; diversion of managements’ attention from ongoing business operations and opportunities; the ability of Rocket to implement its plans, forecasts and other expectations with respect to Renovacor’s business after the completion of the transaction and realize additional opportunities for growth and innovation; the ability of Rocket to realize the anticipated synergies from the proposed transaction in the anticipated amounts or within the anticipated timeframes or costs expectations or at all; the ability to maintain relationships with Rocket’s and Renovacor’s respective employees, customers, other business partners and governmental authorities; competition; the impact of the COVID-19 pandemic on Renovacor’s and Rocket’s businesses, supply chain and labor force; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction, including as a result of inflationary pressures; the interest from patients and families for participation in each of Rocket’s ongoing trials, expectations regarding the delays and impact of COVID-19 on clinical sites, patient enrollment, trial timelines and data readouts, expectations regarding drug supply for ongoing and anticipated trials, actions of regulatory agencies, which may affect the initiation, timing and progress of pre-clinical studies and clinical trials of the parties respective product candidates; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future studies or trials; and the risks and uncertainties described in the “Risk Factors” section of Renovacor’s and Rocket’s respective annual and quarterly and reports filed the Securities Exchange Commission. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither Renovacor nor Rocket assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Renovacor nor Rocket gives any assurance that it will achieve its expectations. 2

Rocket Pharma to Acquire Renovacor Transaction Overview •OnSeptember19,2022,RocketsignedadefinitiveagreementtoacquireRenovacorinanall-stock transactionatanexchangeratioofapproximately0.1676(subjecttoadjustmentbasedonRenovacor'snet cashatclosing),animpliedper-sharevalueof$2.60,basedonthevolumeweightedaveragetradingprice ofRocket'scommonstockof$15.51forthe30tradingdaysthroughandincludingthesigningdate •RCORshareholderstoownapproximately4.1%ofRocketimmediatelyfollowingtheclosing •Impliedtotalequityvalueofapproximately$53MatclosebasedonRenovacor’scommonshares outstandingandtheaccelerationandvestingofallearnoutshares •TransactionpreservescashresourcesofthecombinedcompanyandallowsRenovacorshareholdersto shareinfutureupside •TransactionwasapprovedbytheBoardsofDirectorsofbothRocketandRenovacor,withvoting agreementsinplacewithRenovacor'sandRocket'sdirectorsandofficersaswellascertainsignificant shareholders Transaction expected to close by first quarter of 2023 3

Renovacor Combination with Rocket Broadens Value Proposition for All Stakeholders • Combines the resources, experience, and expertise of both companies to create a category leader in cardiovascular gene therapy Creates a Category Leader • Advances our mission to transform the lives of heart failure patients through the power of gene therapy • Synergies of the combined company expected to enable efficient advancement of novel gene therapy candidates from discovery through commercialization Accelerates Pipeline Expansion • Leverages complementary capabilities and resources across discovery, manufacturing, regulatory, and clinical development • Leverages Rocket’s state-of-the-art ~100,000 square foot facility dedicated to Research, State-of-the-Art Facilities Quality Control, and AAV cGMP manufacturing, for the benefit of our non-clinical, CMC, and clinical progress • Combined cash expected to extend runway for the combined company into 2H 2024 and Extends Cash Runway and through multiple potential value-enhancing clinical and non-clinical milestones across a Adds Value Inflection Points variety of pipeline programs 4

Mission Renovacor’s mission is to deliver innovative precision therapies to improve the lives of patients and families battling genetically-driven cardiovascular and mechanistically- related diseases Focus near-term on BAG3 Leverage the knowledge Translate advances in dilated cardiomyopathy of the underlying genetic rare disease populations (BAG3 DCM) AAV gene mechanisms of disease to to more prevalent therapy, which targets the create transformative populations where the underlying cause of this novel therapies unmet medical need is devastating monogenic high form of heart failure 5

Precision Medicine is Changing the Treatment Paradigm for Patients and Families with Cardiovascular Disease Seeks to address underlying cause to deliver greater therapeutic benefit compared to current standard-of-care. Addressing the personal & financial 1 burden of multiple HF medications (avg. of ≥3/patient), implanted devices, and heart transplant Advantages of precision 2 Expected to eliminate the need for large patient studies . By focusing medicine for on segments of the HF patient population most likely to benefit heart failure (HF) Focus on endpoints that we believe are most important to patients. Emphasizing improvements in quality of life “Precision medicine strives to delineate disease using multiple data sources…By defining disease at a deeper level, we can treat patients based on an understanding of the molecular underpinnings of their presentations, 3 rather than grouping patients into broad categories with one-size-fits-all treatments.” - Dainis and Ashley 2018 1. Unlu et al, Circulation: Heart Failure. 2020 2. Teerlink et al, NEJM 2021 3. Dainis AM, Ashley EA. JACC Basic Transl Sci. 2018 6

Diversified Pipeline of Programs and Therapeutic Opportunities Program Potential Indication Research / Discovery Preclinical Phase I Phase II Phase III REN-001 BAG3-associated DCM (AAV9-BAG3) [RCSI] AAV9-BAG3 [IV] BAG3-associated DCM Undisclosed CV AAV-BAG3 indication Undisclosed CNS AAV-BAG3 indication DSG2-associated ACM AAV gene therapy PKP2-associated ACM DSP-associated ACM Commercial rights held by Renovacor. Development in connection with a research collaboration with the University of Utah’s Nora Eccles Harrison Cardiovascular Research and Training Institute. As a result of the combination with Rocket, Renovacor has suspended current guidance regarding preclinical and RCSI: retrograde coronary sinus infusion; IV: intravenous; CV: Cardiovascular; CNS: Central nervous 7 clinical timelines for its programs as it evaluates these system DCM: Dilated Cardiomyopathy ACM: Arrhythmogenic Cardiomyopathy items with Rocket BAG3- Mediated Genetic ACM Diseases

Lead Program REN-001 for BAG3-associated Dilated Cardiomyopathy (BAG3 DCM)

1 Cardiovascular Disease is the #1 Cause of Death Worldwide Cardiomyopathy • Primary disease of the heart muscle and a major contributor to burden of cardiovascular disease 2 • Global mortality 370,000 in 2020 was up 43% from 1990 Dilated Cardiomyopathy (DCM) • Decrease in contractility causes heart’s pumping chambers to enlarge • Most common form of cardiomyopathy Familial DCM 2 • 20-50% of DCM patients; up to 40% have identifiable genetic cause 3,4 • Scientific societies recently endorsed clinical genetic testing for DCM patients and families BAG3 DCM • Mutations in BCL2-associated athanogene 3 (BAG3) gene are among the more common pathogenic genetic 5 variants observed in DCM 6 • BAG3 expression is markedly diminished in patients with severe ischemic or nonischemic DCM Currently approved therapies do not address the underlying cause of disease 4. Musumuru K et al. Circulation: Genomic and Precision Medicine 2020 1. Centers for Disease Control and Prevention, Weekly Counts of Deaths by State and Select Causes, 2019-2020 5. Kirk JA et al. J Clin Invest. 2021 2. American Heart Association Statistical Update: Heart Disease and Stroke Statistics – 2022, mortality rate includes 6. Feldman AM et al. J. Cell. Physiol. 2014 9 myocarditis 3. Ackerman MJ et al. Heart Rhythm 2011

BAG3 DCM is a Devastating Disease BAG3 DCM presents in otherwise healthy individuals and rapidly progresses Caused by a genetic defect in the BAG3 gene • Cardiovascular health is dependent on adequate levels of functional BAG3 protein • BAG3 mutations typically lead to reduced BAG3 protein levels 1 • Prevalence of BAG3 DCM in US estimated to be as high as 30,000 patients and is expected to grow with increasing genetic testing and disease awareness 2 • ~80% penetrance at >40 years of age 2 At diagnosis, ~68% symptomatic, ~20% severely symptomatic with heart failure • Patients have significant limitations on their activities of daily living, such as employment, walking, attending to personal care, etc. 3 • Severely symptomatic patients are frequently hospitalized for acute decompensation High risk of progression to end stage disease • ~19% of patients with BAG3 DCM require mechanical cardiac support, heart transplant, or have HF-related 2,4,5 death at 12 months after diagnosis, nearly twice the rate of similarly staged non-BAG3 DCM patients Currently there are no approved therapies that address underlying cause of disease 1. Virani et al., Circ. 2021; Steinberg et al., Circ. 2012; Brouwers et al., Eur Heart J. 2013; Bhambhani et al., Eur J Heart Fail. 2018; Kapoor et al., JACC:Heart Fail. 2016; Pfeffer et al., Lancet 2003; Balmforth et al., JACC:Heart Fail. 2019; Felker et al., NEJM 2000; Haas et al., Eur Heart J. 2015; Kindel et al., J Card Fail. 2012; Pugh et al., Genet Med. 2014; Petretta et al., Am J Cardiol. 2011; McNally and Mestroni, Circ Res. 2017; Sweet et al., Exp. Op. Orphan Drugs 2016; Ganesh et al., Circ. 2013; Aragam et al., AHA Scient. Sess. 2021; Villard et al., Eur. Heart J. 2011; Franaszczyk et al., J Trans Med. 2014; Chami et al., Can J Cardiol. 2014; Arimura et al., Human Mut. 2011; Dominguez et al., JACC 2018; Norton et al., Am J Human Gen. 2011. 2. Domínguez et al., JACC, 2018; 3. Ahmed A. Am J Cardiol. 2007; 4.McNamara et al., Circulation, 2001; 5. Kubanek M et al. JACC 2013 10

We Believe Renovacor’s REN-001 is Well Positioned for Success Local (retrograde coronary sinus infusion, We believe monogenic diseases with well or RCSI) delivery allows lower total dose understood biology are ideal targets for AAV GTxs • Reduces potential for various vector toxicities • Targeting disease with known genetic origin • May reduce burden on manufacturing • BAG3 mutations well-documented as driver in DCM • Goal is to increase BAG3 levels in DCM subjects Utilizes validated AAV9 capsid Non-immunogenic one-time human BAG3 payload • AAV9 currently used in one approved therapy • Therapeutic payload is human BAG3 gene (Zolgensma) and widely in clinical trials • DCM patients are haploinsufficient and produce low • AAV9 has demonstrated cardiac tropism levels of native BAG3; therefore, the protein is not • Has high transduction efficiency foreign and should not elicit an immune response • Non-integrative vector REN-001 is designed to directly address the underlying cause of BAG3 DCM by potentially increasing levels of functional BAG3 protein in the heart GTx: gene therapy 11

BAG3 Regulates Multiple Important Functions in Cardiomyocytes Protein quality control Cardiac contractility Enhances contractility by linking Facilitates autophagy as a co- the β-adrenergic receptor and L- chaperone with heat shock 2+ type Ca channel proteins, recycling misfolded proteins Structural support Anti-apoptosis Provides support for the Inhibits apoptosis (programmed sarcomere by linking actin cell death) through binding of myofibrils with the Z-disc BCL2 We believe that a gene therapy approach is best positioned to restore the broad biological functions of BAG3 in the heart Sources: Knezevic et al., 2016; Myers et al., 2018 12

Mutations in BAG3 Reduce Levels of Protein and are Associated with Reduced Force Generating Capacity in Heart Tissue from DCM Patients Lower levels of BAG3 are associated with Most BAG3 mutations in DCM cause reduced contractility in DCM patients reduced levels of BAG3 protein >80% of BAG3 DCM patients had mutations causing Myofilament maximum force generating 1 capacity (F ) in DCM patient tissue * haploinsufficiency, resulting in reduced levels of BAG3 protein max Healthy control DCM patient with BAG3 mutation BAG3 levels in DCM patients are positively correlated with force generating 2 capacity 1st 2nd 3rd 4th BAG3 expression quartiles * Patients with Lower idiopathic DCM Higher Red staining shows BAG3 protein in cardiac tissue REN-001’s goal is to increase expression of BAG3 in the heart and potentially correct the underlying disease in BAG3 DCM patients 1. Domínguez et al., JACC, 2018; 2. Martin et al., Nature Communications, 2021 13

AAV9 BAG3 Prevents the Onset of Cardiac Impairment in a Genetic Mouse Model of BAG3-associated DCM AAV9 BAG3 prevented the onset of reduced BAG3 +/- mice have ~50% of BAG3 protein and ejection fraction develop a reduced ejection fraction (EF) BAG3 protein levels Ejection fraction Ejection fraction in WT and BAG3 +/- mice treated at age 6-8 weeks with AAV9-GFP or AAV9-BAG3 WT mice: AAV-GFP or AAV-BAG3 BAG3 +/- mice: AAV9 BAG3 treatment group BAG3 +/- mice: Control group (AAV-GFP) ~50% BAG3 protein levels seen BAG3 +/- mice develop reduced EF, in BAG3 +/- mice recapitulating the DCM clinical phenotype *p=.04, .01 and .003 respectively at 2, 4 and 6 weeks for +/- AAV9-GFP vs. +/- AAV9-BAG3 arms; dose = 13 1×10 genome copies (gc). Weeks on X-axis denote time since treatment. Sources: Haploinsufficiency data published in Myers VD., … Feldman AM., J Cell Physiol. 2018; AAV-BAG3 administration adapted from data published in Myers VD., … Feldman AM., JAMA Cardiol. 2018; and unpublished data from the Feldman lab. 14

Renovacor’s Approach to Cardiac Delivery Retrograde coronary sinus infusion (RCSI) REN-001 is delivered into the coronary Overview of RCSI sinus using a catheter § Coronary sinus (CS) - confluence of veins draining heart into right atrium § Routine procedure for placement of left ventricular pacemaker leads during cardiac resynchronization § Emerging route of administration in cardiac gene therapy studies Potential advantages of RCSI § Leverages currently used clinical procedure and equipment § Ability to transduce heart using much lower doses of AAV – Potential to maximize exposure of heart to AAV – Reduced potential for various vector toxicities – Additional potential benefits (e.g., manufacturing) 15

RCSI Delivery of REN-001 Resulted in Successful Cardiac Transduction Above 1 Key VCN Threshold at Doses <1e13 vg/kg in a Pilot Pig Study VCN >1 seen in pig heart model Key Takeaways - Results Published in JACC: BTS with REN-001 doses <1e13 vg/kg • Delivery of REN-001 via RCSI results in robust transduction of a large animal heart • Transcription of the BAG3 transgene detected • No safety issues detected • Results informed design of ongoing GLP- VCN of 1 toxicology and biodistribution study in healthy pig model 5e13 total vg; 1e14 total vg; 2.5e14 total vg; Vehicle Notes: Viral genome per cardiomyocyte data are shown as the mean (+/- SEM) of 18 tissue sections 1.46e12 vg/kg 3.45e12 vg/kg 7.58e12 vg/kg taken per heart (excluding values >3 standard deviations from the mean) and assume 8 nuclei in each cardiomyocyte (Velayuthan et al., J Mol Cell Cardiology, 2020); Vehicle n=1, 5e13 total vg REN-001 dose groups (average of 1.46e12vg/kg) n=4, 1e14 total vg (average of 3.45e12vg/kg) n=2, 2.5e14 total vg VCN: vector copy number (7.58e12vg/kg) n=1. 1. Myers et al., JACC:BTS, 2022 16

Results Published in JACC BTS Demonstrate Diffuse Myocardial Transduction 1 in a Pilot Pig Study Regional Analysis of Transduction: Mean + SEM Vector Genomes Per Cardiomyocyte for Rings 2, 3 and 4 5e13 total vg; 1e14 total vg; 2.5e14 total vg; Vehicle 1.46e12 vg/kg 3.45e12 vg/kg 7.58e12 vg/kg Anterior 0.1+0.1 0.2+0.0 4.9+4.0 1.1+0.2 Anterolateral 0.0+0.0 0.2+0.1 0.6+0.4 0.8+0.3 Inferolateral 0.0+0.0 1.5+1.1 5.5+2.7 1.0+0.2 Inferior 0.0+0.0 1.6+1.2 0.6+0.1 2.9+1.8 Septum 0.0+0.0 0.6+0.5 1.0+0.2 1.1+0.2 Right ventricle 0.0+0.0 0.6+0.2 0.5+0.1 1.0+0.2 Notes: Mean ± SEM vector genomes per cardiomyocyte, assuming 8 nuclei in each cardiomyocyte (Velayuthan et al., J Mol Cell Cardiology, 2020) from five LV regions and the RV free wall in rings 2-4 (excluding values >3 standard deviations from the mean). # animals per group: Vehicle n=1, 5e13 total vg (average of 1.46e12 vg/kg) n=4, 1e14 total vg (average of 3.45e12 vg/kg) n=2, 2.5e14 total vg (7.58e12 vg/kg) n=1. 1. Myers et al., JACC:BTS, 2022 17

Significant Progress Made Across Key Ongoing Preclinical Studies Impaired survival phenotype present in BAG3 DCM mouse model Natural history / survival study of Preliminary / interim data indicating LV dilation and functional decline, consistent with a DCM phenotype BAG3 mouse New data and learnings were leveraged to optimize the design of the dose-ranging study of REN-001 in model the same mouse model Dose-ranging Dose-ranging study optimized to assess for multiple efficacy measures at different timepoints, leveraging and durability emerging data from the mouse natural history study studies in BAG3 Durability of effect study remains underway mouse model GLP toxicology Dosing completed in GLP toxicology study in healthy Yucatan pigs using RCSI route of administration study LV: Left ventricle; DCM: Dilated cardiomyopathy; RCSI: Retrograde coronary sinus infusion 18

Renovacor’s Mission in Action with Lead BAG3 DCM Program Segment patients into subtypes based on the underlying Identify a condition with a high unmet need. Global mortality cause of their disease to enable a precision medicine approach 1 from cardiomyopathy was 370,000 in 2020 that has the potential to improve upon the standard-of-care Designed REN-001 to address the underlying cause of Focus on a disease subtype with a well understood BAG3 DCM. Utilizes a validated AAV9 capsid to deliver a monogenic origin. BAG3 DCM: Caused by reduced levels of functional copy of the BAG3 gene to cardiac cells BAG3 protein due to truncating mutations Demonstrate preclinical POC in a model that we believe Potential successful cardiac transduction with REN-001 accurately recapitulates human disease. Prevented onset of delivered via RCSI at low vector dose. Local delivery may reduce cardiac impairment with AAV9-BAG3 in genetic disease model of potential vector-related toxicity as well as manufacturing burden BAG3-DCM 1. American Heart Association Statistical Update: Heart Disease and Stroke Statistics – 2022, mortality rate includes myocarditis; POC: Proof-of-concept 19

REN-001 Clinical Development Plan

Proposed Phase I/II Clinical Study Design for REN-001 Multi-center, open-label, single-arm dose escalation study in BAG3 DCM patients Evaluate Screen Cohort 1 Dose Level 1 n = 3-6 patients patients Patients will be enrolled Screen Cohort 2 Evaluate sequentially after DSMB Dose Level 2 patients patients n = 3-6 greenlight Key inclusion criteria: Primary endpoint: Secondary endpoints: • Subjects aged 18-75 with left ventricle (LV) dysfunction • Safety: Frequency and severity of AEs and SAEs • 6-minute walk test • Depressed LVEF as defined by AHA/ACC Guidelines • Efficacy: Cardiac function by improvement in ejection • Exercise echocardiography fraction • NYHA Class II-III HF symptoms • Kansas City Cardiomyopathy Questionnaire • Elevated NT-proBNP • Serum biomarker (NT-proBNP) • Genetic variant in BAG3 consistent with haploinsufficiency LVEF: left ventricle ejection fraction; AE: adverse event; SAE: serious adverse event; DSMB: data safety monitoring board; NYHA; New York Heart Association 21

Advancing our Precision Therapy Pipeline New Program in genetic Arrhythmogenic Cardiomyopathy (ACM)

Precision Gene Therapy in Development for Multiple Genetic Segments of Arrhythmogenic Cardiomyopathy (ACM) ACM is a Devastating Heart Muscle Disease Unmet Needs and Treatment Opportunities ACM is a Disease of the Desmosome • Cardiomyopathy with a high • Current approaches to prevent / treat arrhythmias arrhythmia burden, risk of in ACM include antiarrhythmic drugs, catheter 2 sudden cardiac death and, ablations, ICDs, and exercise restriction … potentially, risk of heart failure • …but these fail to address the underlying development; estimated genetics and disease biology, can be 1-2 prevalence of 1:1000-1:5000 burdensome and impact quality of life, and patients Cell 1 2,5 can still experience breakthrough events • Mutations in genes encoding desmosomal proteins seen in Cell 2 1 ~50% patients and associated with cardiomyocyte uncoupling, cell loss, and fibrofatty 3 Ventricular Arrhythmia in ACM Patient 1-3 Major unmet need for novel, precision remodeling therapy approaches to prevent 4-5 • Mean age of diagnosis: ~30 arrhythmias in ACM Sources: Desmosome image adapted from Pearson; 1. Austin K, Nat Rev Cardiol. 2019; 2. Corrado D, New England Journal of Medicine (2017); 3. Delmar M & McKenna W, Circ Res. (2010); 4. McNally E (2017) in: Adam MP, Mirzaa GM, Pagon RA, GeneReviews®; 5. McKenna W. Arrhythmogenic right ventricular cardiomyopathy: diagnostic 23 evaluation and diagnosis and treatment and prognosis. In: UpToDate, Dardas D (Ed), UpToDate, Waltham, MA. (Accessed on June 24, 2022).

Precision Gene Therapy in Development for Multiple Genetic Segments of Arrhythmogenic Cardiomyopathy (ACM) 3 Mutations Causing ACM can Disrupt Gap Junctions Positive Data from Initial Pilot Study • Disease-causing mutations Disease-causing mutations can lower ü Restoration of gap junction protein trafficking Cx43 expression at the intercalated disc disrupt gap junction protein to the intercalated disc in a genetic mouse expression at the intercalated model of ACM disc; considered to be a key ü Significant reduction in premature ventricular driver of increased arrhythmia 1-2 contractions (PVCs, hallmark proarrhythmic risk 4 events seen in ACM ) in a genetic mouse model • Program designed to restore gap junction protein trafficking and reduce the arrhythmia burden in ACM Next steps: • Targeting the 3 largest genetic In vitro and in vivo development across segments of ACM (PKP2, DSP, major genetic segments of ACM 1-2 DSG2) (PKP2, DSP, and DSG2) Sources: Desmosome image adapted from Pearson; 1. Corrado D, New England Journal of Medicine (2017); 2. Austin K, Nat Rev Cardiol. 2019; 3. Palatinus J. Circulation (2021); 4. 24 Gasperetti A. JAMA Cardiology (2022).

Renovacor’s Mission in Action with New Genetic ACM Program Identify a condition with a high unmet need • ACM is a genetic disorder characterized by an increased risk of potentially life-threatening arrhythmias, myocardial dysfunction, and fibrofatty replacement of myocardial tissue • Current treatments fail to address the underlying genetics and disease biology Segment patients into subtypes based on the underlying genetic drivers of their disease • Disease-causing mutations, most commonly in genes encoding desmosomal proteins, can be identified in approximately half of patients with ACM • Plakophilin-2 (PKP2), desmoplakin (DSP), and desmoglein 2 (DSG2) are the three largest genetic segments of ACM Seek to address a causal disease pathway and leverage non- invasive clinical measurements to facilitate efficient R&D • Focus on a precision therapy approach to target underlying disease biology • Design smaller and more cost-efficient patient studies • Focus on endpoints that we believe are most important to patients Sources: 1. Austin K, Nat Rev Cardiol. 2019; 2. Corrado D, New England Journal of Medicine (2017); 3. Delmar M & McKenna W, Circ Res. (2010); 4. McNally E (2017) in: Adam MP, Mirzaa GM, Pagon RA, GeneReviews®; 5. McKenna W. Arrhythmogenic right ventricular cardiomyopathy: Diagnostic evaluation and diagnosis and treatment and prognosis. In: UpToDate, Dardas D (Ed), UpToDate, Waltham, MA. (Accessed on June 24, 2022.). 25

BAG3 Pipeline Expansion Opportunities

BAG3 Protein Levels are also Decreased in other Forms of Heart Failure -/- 1 2 3 MLP and TAC mouse models Post-MI Pig Model HF Patients Increasing BAG3 expression has the potential to impact additional heart failure patient populations -/- HFrEF: Heart failure with reduced ejection fraction; Notes: * p<0.05 between MI-GFP and Sham-GFP, and between wild-type / sham and MLP / TAC mice 27 1. Fang, X., et al., J Clin Invest., 2017; 2. Renovacor, data on file (2021); 3. Feldman, AM et al., J. Cellular Physiology, 2014

1 AAV9 BAG3 Significantly Improved the EF in a Post-MI Mouse Model Post-MI mice have reduced BAG3 expression AAV9 BAG3 significantly improved the EF and AAV9 BAG3 increased protein levels in post-MI mice BAG3 protein levels A – Infarction; B – Week 1 echo; C – Treatment/ control injected retro- orbital at week 8 post-MI; D – Echo at sacrifice, 23 days post- * treatment; p<0.0001; †p<0.0001 (1) Mice develop a HF phenotype with reduced BAG3; (2) AAV9-BAG3 restored normal ejection fraction in post-MI mice; and (3) AAV9-BAG3 had no impact on LVEF in control mice CLSQ: Calsequestrin; Notes: MI: Mice randomized to receive myocardial infarction * p<0.05 between MI-GFP and Sham-GFP; 1. Knezevic T., … Feldman, A.M., J Am Coll Cardiol Basic Trans Science. 2016; 1. BAG3 has a known autoregulatory mechanism (Gentilella, A. & Khalili, K., J Cell Biochem. 2009) 28

Corporate

Experienced Leadership Team Marc Semigran, MD I CMO Magdalene Cook, MD I President and CEO 30+ years of experience treating HF and cardiomyopathy; Senior VP of Medical 20+ years of experience in the life science industry primarily in investing, Sciences and CMO at MyoKardia; experience in developing and designing consulting and launching new ventures; Principal, Aisling Capital and clinical trials for novel therapies for cardiovascular and heart failure/HFpEF Board member of multiple companies Matt Killeen, PhD, FACC, FHRS I CSO Elizabeth White, PhD I CBO and Senior VP, Operations 15+ years of experience, spanning cardiovascular disease research and biotech/pharma R&D and strategy; Head of Cardiovascular Research at 30+ years of biotech/pharma experience including in strategy, business BioMarin; established cardiovascular therapeutic area and led the discovery and development, new product planning, portfolio prioritization in start-ups & large development of AAV-based gene therapies for inherited heart diseases; companies expertise in genetic heart disease biology and potential therapeutic opportunities Wendy DiCicco I CFO Jiwen Zhang, PhD I Chief Regulatory Officer 25+ years expertise in finance, strategy, M&A as well as executive roles in public 20+ years of regulatory affairs and quality assurance experience, with >10 years and private companies specifically in cell and gene therapy Jordan Shin, MD, PhD, FACC I Senior VP, Clinical Development and Kumar Dhanasekharan, PhD I Senior VP, Technical Operations Translational Science 20+ years of CMC development and manufacturing experience across complex 20+ of expertise in clinical development, academic research and medical practice protein therapeutics, monoclonal antibodies and in recent years, AAV gene therapies. 30

Scientific Advisory Board Experts in Cardiovascular Disease Arthur Feldman, MD, PhD Douglas Mann, MD Renovacor, Founder and Chair of SAB Lewin Prof. of Medicine, former Director of Cardiovascular Div., Washington Laura H. Carnell Professor of Medicine, Temple University School of Medicine Former Chief of Cardiology UPMC Past President, HFSA Past President HFSA, Assoc. of Professors of Cardiology Lifetime Achievement Award, HFSA Editor-in-Chief, JACC Basic Translational Science Lifetime Achievement Award, HFSA; Distinguished Scientist Award ACC, 2019 Michael Bristow, MD, PhD Professor of Medicine and former Head of Cardiology, Univ. of Colorado Health Dennis McNamara, MD Sciences Professor of Medicine and Dir. of the Heart Failure Research Center, UPMC Co-founder, President and CEO, ARCA Biopharma Leading expert in the genetics of dilated and hypertrophic cardiomyopathy Founder, Myogen National Principal Investigator – IMAC I, II & III; GRAFH I & II Lifetime Achievement Award, HFSA Credited with development of science and clinical utility of b-blockers for HF Experts in Gene Therapy R&D Joseph Glorioso III, PhD Richard Peluso, PhD Professor in the Dept. of Microbiology and Molecular Genetics, UPMC Founder and President, RWP BioConsulting, LLC Founding member and past president of the American Society of Gene Therapy Retired Vice President of Merck Vaccines & Biologics Bioprocess R&D Co-founder and Chair of Scientific Advisory Board at Oncorus, Inc. and Coda Previous faculty member of Microbiology Departments at Thomas Jefferson Biotherapeutics University, University of Minnesota, and Mt. Sinai School of Medicine Lee Sweeney, PhD Professor in the Dept. of Pharmacology & Therapeutics, University of Florida College of Medicine Much of Dr. Sweeney’s research program is translational in focus and has produced highly cited research on inherited forms of cardiovascular disease and on the skeletal and cardiac aspects of muscular dystrophy. 31

Mission and Value Proposition Renovacor’s mission is Lead BAG3 DCM program targets the underlying cause of a to deliver innovative monogenic disease with an AAV9-gene therapy precision therapies to improve the lives of Proof-of-concept demonstrated in multiple preclinical models patients and families battling genetically- Experienced management and exceptional scientific advisors driven cardiovascular and mechanistically- related diseases Backed by strong institutional investor syndicate 32

RENOVACOR For follow-up please contact: info@renovacor.com

Important Additional Information Regarding the Transaction Will Be Filed With the SEC In connection with the proposed transaction between Renovacor and Rocket, Renovacor and Rocket have filed relevant materials with the SEC, including a Rocket registration statement on Form S-4 that includes a joint proxy statement of Renovacor and Rocket and also constitutes a prospectus of Rocket, and a definitive proxy statement will be mailed to stockholders of Renovacor and Rocket, respectively. INVESTORS AND SECURITY HOLDERS OF RENOVACOR AND ROCKET ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT HAS BEEN INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the joint proxy statement/prospectus and other relevant documents filed with the SEC (when available) from the SEC’s website at http://www.sec.gov. Copies of the documents filed with the SEC by Renovacor will be available free of charge on Renovacor’s internet website at www.renovacor.com under the tab “Investor & Media - Financials” or by contacting Renovacor’s Investor Relations Department at investors@renovacor.com. Copies of the documents filed with the SEC by Rocket will be available free of charge on Rocket’s internet website at www.rocketpharma.com under the tab “Investors – SEC Filings”. Participants in the Solicitation Renovacor, Rocket and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Renovacor or Rocket in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, have been set forth in the joint proxy statement/prospectus that has been filed with the SEC. Information regarding Renovacor’s directors and executive officers is contained in Renovacor’s definitive proxy statement, which was filed with the SEC on April 14, 2022, and Renovacor’s Current Reports on Form 8-K, filed with the SEC on March 28, 2022 and June 3, 2022 (as amended on June 24, 2022). Information regarding Rocket’s directors and executive officers is contained in Rocket’s definitive proxy statement, which was filed with the SEC on April 29, 2022. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Renovacor’s or Rocket’s security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the Investor Relations websites of Rocket or Renovacor as described above. No Offer or Solicitation This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This presentation does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction, Rocket has filed a registration statement on Form S-4 that includes a joint proxy statement of Renovacor and Rocket and also constitutes a prospectus of Rocket. INVESTORS AND SECURITY HOLDERS OF RENOVACOR AND ROCKET ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN AND WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. 34